# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MARINE PETROLEUM TRUST, CIK 0000062362
CUSIP: 568423107
Title of class of securities: Units of Beneficial Interest
Address of issuer's principal executive offices: ARGENT TRUST COMPANY, 3838 OAK LAWN AVENUE, SUITE 1720, DALLAS, Texas (TX), 75219
Date of event which requires filing of this statement: 12/18/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002155604

## Reporting persons
- Paslay Family, LLC: type of reporting person: other (OO); citizenship or place of organization: Tennessee (TN); sole voting power 0; shared voting power 143,234; sole dispositive power 0; shared dispositive power 143,234; aggregate amount beneficially owned 143,234 (7.2% of the class)
- Michael R. Paslay: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 152,753; sole dispositive power 0; shared dispositive power 152,753; aggregate amount beneficially owned 152,753 (7.6% of the class)
- Robert H. Paslay Family Trust: type of reporting person: other (OO); citizenship or place of organization: Tennessee (TN); sole voting power 0; shared voting power 132,308; sole dispositive power 0; shared dispositive power 132,308; aggregate amount beneficially owned 132,308 (6.6% of the class)
- Ottie K. Paslay: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 28,975; shared voting power 132,308; sole dispositive power 28,975; shared dispositive power 132,308; aggregate amount beneficially owned 161,283 (8.1% of the class)

## Item 1. Issuer
Name of issuer: MARINE PETROLEUM TRUST
Address of issuer's principal executive offices: ARGENT TRUST COMPANY, 3838 OAK LAWN AVENUE, SUITE 1720, DALLAS, TEXAS, 75219.

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being jointly filed by Paslay Family, LLC ("Paslay Family, LLC"), Michael R. Paslay, the Robert H. Paslay Family Trust ("RHP Family Trust") and Ottie K. Paslay. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

Mr. Paslay serves as the Manager of Paslay Family, LLC. By virtue of this relationship, Mr. Paslay may be deemed to beneficially own the Units of Beneficial Interest (the "Units") owned directly by Paslay Family, LLC.

Ms. Paslay serves as the Trustee of the RHP Family Trust. By virtue of this relationship, Ms. Paslay may be deemed to beneficially own the Units owned directly by the RHP Family Trust.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 9201 Heritage Dr Brentwood, Tennessee 37027.
Citizenship:
Paslay Family, LLC is organized under the laws of the State of Tennessee.
Mr. Paslay is a citizen of the United States of America.
The RHP Family Trust is a Tennessee trust.
Ms. Paslay is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See responses to Item 9 on each cover page.

The filing of this Schedule 13G shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Percent of class:
See responses to Item 11 on each cover page.

The percentages on each cover page are based on 2,000,000 Units outstanding as of May 14, 2026, which is the total number of Units outstanding as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 14, 2026.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Paslay Family, LLC: Michael R. Paslay, Michael R. Paslay, Manager (09/17/2026)
- Michael R. Paslay: Michael R. Paslay, Michael R. Paslay (09/17/2026)
- Robert H. Paslay Family Trust: Ottie K. Paslay, Ottie K. Paslay, Trustee (09/17/2026)
- Ottie K. Paslay: Ottie K. Paslay, Ottie K. Paslay (09/17/2026)